ENGAGEMENT AGREEMENT

August 15, 2009

New Media Lottery Services, Inc.
370 Neff Avenue
Harrisonburg, VA 22801
Attn: Mr. John Carson, President

Dear Mr. Carson:

Pursuant to agreement, I ("Consultant" or "Schreiber") am pleased to be retained on the terms and conditions set forth in this letter of engagement ("Engagement Letter") as a consultant to your company, New Media Lottery Services, Inc. (the "Company"), collectively (the "Parties"), to assist in a variety of areas relating to the financial, strategic, and related developmental growth of the Company (the "Engagement").

1. Services of Consultant.

For the Term of Engagement (as hereinafter defined), and with your general knowledge and consent, I agree to provide to the Company a range of consultative and related services which may, but which will not necessarily, include the following: (i) identifying, evaluating and advising in relation to the Company's current structural (including business model), financial, operational, managerial, strategic and other needs and objectives, (ii) preparing and coordinating with the Company and others in the development of business plans, investor presentations and financial models, (iii) identifying potential merger, acquisition, divestiture, consolidation or other combination ("M&A Transaction") opportunities and negotiating, structuring and advising in connection with potential M&A Transactions, (v) advising and assisting the Company in connection with the preparation of any registration statements, periodic or other SEC reports or proxies, and (vi) coordinating with, and advising in connection with the activities of, Outside Professionals, including without limitation attorneys, accountants, market professionals, etc.

2. Term of Engagement.

The Engagement shall be effective for a period of six (6) months commencing on the date first appearing above (the "Term of Engagement"). After the Term of Engagement expires, the Engagement shall automatically renew on a month-to-month basis, subject to the right of the Company and/or Consultant to terminate the Engagement as of the end of any given month by giving written notice to the other party at least thirty (30) days notice ("Termination").

3. Compensation.

In consideration for the services rendered by Consultant to the Company pursuant to the Engagement (and in addition to the expenses provided for in Paragraph 4 hereof), and throughout the Term of Engagement, the Company shall compensate Consultant as follows:

3.1.1 Initial Retainer: Upon execution, the Company shall remit to Consultant $15,000.00. Consultant will take payment in the form of S-8 registered shares of common stock. The Parties shall reconcile the net proceeds received by Consultant upon sale of such stock with the amount due and any difference shall be reflected in future stock issuances. For tax purposes, Consultant shall receive a W-9 based on the net amount of proceeds received and not the market price of the stock issued.

CJS

3.1.2 Monthly Retainer. The Company shall remit to Consultant a monthly retainer (the "Retainers") in the amount of $7,500.00 per month due and payable on the first of each month during the Term of this Agreement and beginning on September 1, 2009. Consultant will take payment in the form of S-8 registered shares of common stock. The Parties shall reconcile the net proceeds received by Consultant upon sale of such stock with the monthly amount due and any difference shall be reflected in future stock issuances. For tax purposes, Consultant shall receive a W-9 based on the net amount of proceeds received and not the market price of the stock issued. All monthly retainers due to Consultant prior to the right to terminate shall be considered earned upon execution of this agreement.

3.1.3 Success Fee. The Company shall remit to Consultant a success fee for $28,500 upon execution for prior services provided in negotiating a settlement with lender.

4. Reliance by Consultant on Accuracy of Information: The Company recognizes and acknowledges that, in advising the Company and in fulfilling the Engagement hereunder, Consultant will use and rely on data, material and other information furnished to Consultant by the Company. The Company agrees that Consultant may do so without independently verifying the accuracy or completeness of such data, material or other information. The Company represents and warrants that any such data, material or information shall be true and accurate and shall not, as of the time communicated, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5. Indemnification. Each party (an "Indemnifying Party") hereby agrees to indemnify and hold the other party and its respective affiliates, directors, officers, employees and agents (collectively, the "Indemnified Parties") harmless from, and to reimburse each of the Indemnified Parties for, any loss, damage, deficiency, claim, obligation, suit, action, fee, cost or expense of any nature whatsoever (including, but not limited to, reasonable attorney's fees and costs) arising out of, based upon or resulting from any breach of any of the representations, warranties, covenants, agreements or undertakings of the Indemnifying Party contained in or made pursuant to this Engagement Letter.

6. Miscellaneous.

(a) This Engagement Letter constitutes the entire agreement and understanding of the parties hereto, and supersedes any and all previous agreements and understandings, whether oral or written, between the parties with respect to the matters set forth herein.

(b) Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered via courier or overnight service or sent (i) postage prepaid by registered mail, return receipt requested, to the respective parties corporate address.

(c) The Engagement Letter shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns.

(d) The Company represents that it has the power to enter into this Engagement Letter and to carry out its obligations hereunder. This Engagement Letter constitutes the valid and binding obligation of the Company and is enforceable

in accordance with its terms. The Company further represents that this Engagement Letter does not conflict with or breach any agreement to which it is subject or by which it is bound.

(e) This Engagement Letter may be executed in any number of counterparts, each of which together shall constitute one and the same original document.

(f) No provision of this Engagement Letter may be amended, modified or waived, except in writing signed by all of the parties hereto.

(g) This Engagement Letter shall be construed in accordance with and governed by the laws of the State of Florida, without giving effect to its conflict of law principles. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Engagement Letter shall be adjudicated before a court located in Dade County Florida, and they hereby submit to the exclusive jurisdiction of the courts of the State of Florida located in Dade County, Florida and of the federal courts in the Southern District of Florida with respect to any action or legal proceeding commenced by any party. Company agrees to waive a trial by jury for any dispute requiring adjudication before a court of law.

If the foregoing correctly sets forth the understanding between Consultant and the Company with respect to the foregoing, please so indicate by signing in the place provided below, at which time this Engagement Letter shall become a binding agreement.

CONSULTANT

____
ALYCE SCHREIBER

Accepted and Agreed:

NEW MEDIA LOTTERY SERVICES, INC.

By:______________________________

Name: ___________________________

Title: ___________________________